

March 11, 2015

<u>Via E-Mail</u>
Mr. Jack Lai
Chief Financial Officer
LDK Solar Co. Ltd.
Hi-Tech Industrial Park
Xinyu City
Jiangxi Province 33032
People's Republic of China

Re: LDK Solar Co. Ltd.
Amendment No. 3 to Registration Statement on Form T-3
Filed February 17, 2015
File No. 022-29005

Dear Mr. Lai:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

1.   We note your response to prior comment 1; however, your analysis is incomplete. Therefore, we re-issue the comment. Please substantially expand your legal analysis to discuss the circumstances which you believe support your position that the issuances prior to the effectiveness of the Form T-3 were appropriate. For example, your analysis should address the specific Securities Act exemption upon which you rely (and relevant facts supporting such reliance); the specific subsection of the 1939 Act upon which you rely, including any exemptions (and relevant facts supporting such reliance); when the offer and sale occurred for purposes of the 1939 Act; and why you believe that the timing of the issuances relative to the filing and effectiveness of the Form T-3 was appropriate. In support of your position, identify and discuss all applicable SEC staff no-action letters or other staff guidance and/or legal precedent.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Daniel Morris, Special Counsel, at 202.551.3314 or me at 202.551.3412 with any other questions.

Sincerely,

/s/ Daniel Morris for

Amanda Ravitz
Assistant Director

cc (via e-mail): Timothy Li, Sidley Austin LLP